Annual Shareholder Meeting Results:


The Fund held its annual meeting of shareholders on July 21, 2010. Shareholders voted as indicated below:

                              	        	Withheld
                                Affirmative     Authority
Election of James A. Jacobson
Class II to serve until 2013	8,600,899	104,752
Re-election of R. Peter Sullivan III
Class II to serve until 2013	8,594,306	111,345
Election of Alan Rappaport
Class III to serve until 2011	8,595,662	109,989

Messrs. Paul Belica, Hans E. Kertess, Bradford K. Gallagher,
John C. Maney and William B. Ogden, IV continue to serve as Trustees of the Fund.

R. Peter Sullivan III announced his retirement from the Fund's Board of Trustees effective July 31, 2010.
On September 21, 2010, the Fund's Board of Trustees appointed Bradford K. Gallagher as a Trustee.
Interested Trustee.